Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

LAN and TAM announced that they have entered into a non-binding Memorandum of Understanding (MOU) that outlines their intentions to combine their holdings under a single parent entity.  The combination would create a new Latin American airline group that would offer seamless passenger and cargo service across the continent and around the world.

Stock Ticker	NYSE: LFL, IPSA: LAN	NYSE: TAM, BM&FBOVESPA: TAMM4

Parent Company	LAN	TAM

2009 Annual Revenues	$3.66B	$4.89B

Headquarters	Santiago, Chile	São Paulo, Brazil

Alliance	oneworld	Star Alliance

Frequent Flyer Program	LANPASS	TAM Fidelidade

Hubs and Focus Cities
Hubs
▪    Santiago - Comodoro Arturo Merino Benítez International Airport
▪    Lima - Jorge Chávez International Airport
▪    Quito - Mariscal Sucre International Airport
▪    Guayaquil - Jose Joaquin de Olmedo International Airport
▪    Buenos Aires - Ministro Pistarini International Airport
▪    Buenos Aires - Aeroparque Jorge Newbery

Hubs
▪     São Paulo - Guarulhos International Airport
▪     São Paulo - Congonhas Airport
▪     Rio de Janeiro - Galeão International Airport
▪     Brasilia International Airport

Focus Cities
▪     Rio de Janeiro -Santos Dumont Airport
▪     Salvador - Salvador International Airport
▪     Manaus, Amazonas - Eduardo Gomes International Airport
▪     Belo Horizonte - Tancredo Neves International Airport
▪     Porto Alegre - Salgado Filho International Airport
▪     Florianópolis International Airport
▪     Recife/Guararapes-Gilberto Freyre International Airport

Total Destinations	▪ 70	▪ 63

Domestic Destinations	▪ Chile = 15 ▪ Peru = 14 ▪ Argentina = 13 ▪ Ecuador = 3	▪ Brazil = 44 ▪ Paraguay = 2

International Destinations
South America
▪     Caracas, Venezuela
▪     Bogota, Colombia
▪     Medellin, Colombia
▪     Cartagena, Colombia
▪     Cali, Colombia
▪     Sao Paulo, Brazil
▪     Rio de Janeiro, Brazil
▪     Brasilia, Brazil
▪     La Paz, Bolivia
▪     Santa Cruz, Bolivia
▪     Asuncion, Paraguay
▪     Montevideo, Uruguay

North/Central America
▪     Toronto, Canada
▪     Havana, Cuba
▪     Mexico
▪     Cancun
▪     Mexico City
▪     Punta Cana, DR
▪     USA
▪     Los Angeles
▪     New York
▪     Miami
▪     San Francisco

Europe
▪     Paris, France*
▪     Frankfurt, Germany
▪     Madrid, Spain

Asia/Oceania
▪     Sydney, Australia
▪     Auckland, New Zealand
▪     Papeete, Tahiti

South America
▪     Santiago, Chile
▪     Buenos Aires, Argentina
▪     La Paz, Bolivia
▪     Cochabamba, Bolivia
▪     Santa Cruz, Bolivia
▪     Lima, Peru
▪     Caracas, Venezuela
▪     Montevideo, Uruguay
▪     Bogota, Colombia

North/Central America
▪     USA
▪     Miami
▪     New York
▪     Orlando

Europe
▪     Paris, France
▪     Frankfurt, Germany
▪     Milan, Italy
▪     Madrid, Spain
▪     London, UK

Employees	Total: 17,700	Total: 26,285
* Future service announced

Fleet Facts	Total Aircraft: 98 ▪ Airbus A318 ▪ Airbus A319 ▪ Airbus A320 ▪ Airbus A340 - 300 ▪ Boeing 767- 300ER ▪ Boeing 777- 200F ▪ Boeing 767 - 300F Aircraft Orders: 121	Total Aircraft: 143 ▪ Airbus A319 ▪ Airbus A320 ▪ Airbus A321 ▪ Airbus A330 -200 ▪ Airbus A340 - 500 ▪ Boeing 767 - 300ER ▪ Boeing 777 - 300ER Aircraft Orders: 93

Airline Affiliates	▪ LAN Peru ▪ LAN Argentina ▪ LAN Ecuador ▪ LAN Cargo	▪ TAM Mercosur ▪ Pantanal Linhas Aéreas

Forward Looking Statements

This report contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This report relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This report is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.